Consent of Independent Registered Public Accounting Firm





The Plan Administrator
Unisys Savings Plan:

We consent to the incorporation by reference in registration statements (Nos. 333-155783 and 333-156569) on Form S-8 of Unisys Corporation of our report dated June 28, 2010, with respect to the statements of net assets available for benefits of the Unisys Savings Plan as of December 31, 2009, the related statements of changes in net assets available for benefits for the year then ended, and the supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Unisys Savings Plan.


/s/ KPMG LLP


Philadelphia, PA
June 28, 2010